                                   FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

                           Report of Foreign Issuer

                     Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                          For the month of May, 1998

                           DSG International Limited
                           -------------------------
                (Translation of registrant's name into English)

                  17/F Watson Centre, 16-22 Kung Yip Street,
                  ------------------------------------------
                            Kwai Chung, Hong Kong
                            ---------------------
                            Tel. No. 852-2427-6951
                            ----------------------
                   (Address of principal executive offices)


           [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

                      Form 20-F   X            Form 40-F
                                -----                    -----


        [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.]

                            Yes             No   X
                                -----          -----


        [If "yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-             .]
                                                 -------------

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                    [LETTERHEAD OF DSG INTERNATIONAL LTD.]


                                                           For Immediate Release

                    DSG INTERNATIONAL LIMITED FIRST QUARTER
                            1998 OPERATION RESULTS

Hong Kong, May 27, 1998 - DSG International Limited (NASDAQ: DSGIF) The Company's net sales were $52.7 million in the first quarter ended March 31, 1998, a 7.2% decrease from $56.8 million in the corresponding period in 1997. Net loss for the period ended March 31, 1998 was $1.1 million compared to net income of $1.5 million for the corresponding period in 1997.

The Company's net sales continued to be affected by the currency turmoil in the Asia Pacific region. The exchange rate impacted negatively the Company's reported net sales by $4.2 million. Gross profit margin as a percentage of net sales decreased to 27.1% in the first quarter of 1998 from 36.2% in the corresponding period in 1997. This decrease is primarily due to lower unit selling prices in North America and the adverse impact of higher costs of imported raw materials in the Asia Pacific region. Selling, general and administrative expenses as a percentage of net sales decreased to 28.7% for the first quarter of 1998 from 30.3% for the same period in 1997, attributable primarily to reduced promotional expenditure in favor of lower selling prices in North America and the closing of manufacturing operations in California, Canada and Singapore.

Interest expense for the first quarter of 1998 was $0.6 million, the same as the first quarter of 1997. The Company reported an exchange gain of $0.2 million, in the first quarter of 1998, primarily due to the slight recovery of certain Asian currencies from the end of 1997. Other income for the first quarter of 1998 decreased to $0.2 million from $0.5 million for the same period in 1997 due to lower interest income.

Brandon Wang, the Chairman of the Company said, "although the company continued to be impacted by the currency crisis in Asia Pacific, I am encouraged to see the volume improvement in the North American operation, after we implemented the new pricing strategy last Quarter. In addition, we have also added several new customers in Europe for disposable baby diapers". The Chairman further commented, "with regard to the recent political instability in Indonesia, we have decided to delay the start-up of the manufacturing operation until things settle down".

                    [LETTERHEAD OF DSG INTERNATIONAL LTD.]

DSG International Limited and its predecessors have been in the business of manufacturing and distributing disposable diapers since 1973. With manufacturing plants in Georgia and Wisconsin, the Company also maintains manufacturing operations in Hong Kong, Australia, Great Britain, Switzerland, China and Thailand. Additionally, the Company distributes its products throughout Asia, Australia, North America and Europe. The Company produces private label disposable diapers, adult incontinence products, feminine napkins and training pants at certain of its operations. Its best selling brands include Fitti (R), Pet Pet (R), Cosies (R), Cosifits (R), Baby Love (R), Togs
(R), Cares (R), Viesi (R), Dispo 123 (TM), Certainty (R) and Handy (TM).

This press release contains forward-looking statements that involve assumptions and uncertainties. The Company's actual results could differ materially from what is projected here; in fact, some of the more consequential factors that could cause or contribute to such differences are noted within the Company's various reports filed with the Securities and Exchange Commission and include, but are not limited to, general economic factors, competitive pricing pressures, costs of raw materials, lack of acceptance of new products, currency fluctuations and economic conditions in international markets.

STATEMENT OF RESULTS AND BALANCE SHEET DATA


STATEMENT OF RESULTS
(in thousands, except earnings per share, unaudited)


                                                   Three months ended
                                                     March 31 1998,
                                                     1998       1997

Net sales                                          $52,705    $56,768
                                                   -------    -------

Gross profit                                        14,279     20,532

Selling, general & administrative expenses          15,124     17,213
                                                    ------     ------

Operating income (loss)                               (845)     3,319
Interest expense                                      (599)      (603)
Exchange gain (loss)                                   244       (644)
Other income                                           178        501
                                                   -------    -------

Income (loss) before income taxes                   (1,042)     2,573
Provision for income taxes                            (197)    (1,120)
Minority interest in losses                            158         --
                                                   -------

Net income (loss)                                  $(1,081)   $ 1,453
                                                   -------    -------

Earnings (loss) per share                          $ (0.16)   $  0.22
                                                   -------    -------

Weighted average number of shares outstanding        6,675      8,875
                                                   -------    -------


BALANCE SHEET DATA                           March 31, 1998    December 31, 1997
(in thousands, unaudited)

Working capital                                   $ 30,997         $ 30,823
Total assets                                       127,804          130,273
Long-term debt                                      20,315           21,281
  (including deferred purchase consideration)
Shareholders' equity                                63,706           84,778


On March 31, 1998, the Company had cash and cash equivalents of $16.3 million.